Metals Acquisition Corp. II

c/o Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

March 6, 2026

VIA EDGAR

Stacie Gorman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Metals Acquisition Corp. II
Registration Statement on Form S-1
Filed February 2, 2026, as amended
File No. 333-293143

Dear Ms. Rivera:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Metals Acquisition Corp. II respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on March 10, 2026, or as soon thereafter as practicable.

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

By:	/s/ Michael James McMullen
Name:	Michael James McMullen
Title:	Director and Executive Chair

cc: Elliott Smith, Perkins Coie LLP

[Signature Page to Acceleration Request]